ROBERT C WEAVER JR
ATTORNEY AT LAW
721 Devon Court
San Diego, CA 92109-8007
858-488-4433
509-267-8258 Fax
bob@bweave.com

June 11, 2010

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington , DC 20549

Re: Cindisue Mining Corp.
Registration Statement on Form S-1
Filed March 8, 2010, Amendment No. 2 filed May 25, 2010
File Number: 333-165302

Dear Mr. Schwall:

Based on your review and comment letter dated June 9, 2010, if you agree, we would like to file a 424(b) prospectus with the revisions herein below, after effectiveness.

Form S-1

Prospectus Summary

l. We have revised the net proceeds disclosure to $18,500 in the Summary and Use of Proceeds sections. See attached draft pages.

Directors. Executive Officers. Promoters and Control Persons

2. We have added disclosure that the principal business of the company Mr. Cooper has run for the past nine years is employee benefit insurance. See attached draft page.

Financial Statements

3. We are aware of the age of our financial statements and request acceleration of effectiveness as stated below.

Verbal Comment - Future Sales by Existing Stockholders

4. We have modified the last sentence of the first paragraph to delete "unless" and substitute "provided that." See attached draft page.

After your approval, the Company will request that the Form S-1 Registration Statement of Cindisue Mining Corp. be declared effective on Monday, June 14, 2010 at 2:00 p.m. eastern time or on such earlier or later date as the Commission shall determine.

Very truly yours,


/s/ Robert C. Weaver, Jr.
----------------------------------
Robert C. Weaver, Jr.
Attorney for Cindisue Mining Corp.

Net Proceeds:              $18,500


Securities Issued
 and Outstanding:          3,000,000 shares of common stock were issued and
                           outstanding as of the date of this prospectus.

Registration Costs:        We estimate our total offering registration costs to
                           be $6,500.

Risk Factors:              See "Risk Factors" and the other information in this
                           prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this entire prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, when and if we trade at a later date, could decline due to any of these risks. This could result in you losing all or part of your investment.

RISKS ASSOCIATED WITH OUR COMPANY

WE ARE AN EXPLORATION STAGE COMPANY, BUT HAVE NOT YET COMMENCED EXPLORATION ACTIVITIES ON OUR CLAIMS. WE EXPECT TO INCUR OPERATING LOSSES FOR THE FORESEEABLE FUTURE.

We were incorporated on January 8, 2010 and to date have been involved primarily in organizational activities and the acquisition of the mineral claim. We have not yet commenced exploration on the Ford Property. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if mineral production is not forthcoming from the claims, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

WITHOUT THE FUNDING FROM THIS OFFERING WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN.

We are an exploration stage company with no revenues or operating activities. Our current operating funds are less than necessary to complete the intended exploration program on our mineral claims; as of January 31, 2010, we had cash in the amount of $8,000. We will need the funds from this offering to complete our business plan; without them our business will likely fail. Mr. Cooper, our officer and director, has verbally agreed to loan the company funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement, offering costs, operation expenses and reclamation costs in the event we experience a shortage of funds during exploration and abandon the claims, however, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

                                 USE OF PROCEEDS


Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this offering will be $18,500. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the offering:


                                                 Planned Expenditures Over
                    Category                         The Next 12 Months
                    --------                         ------------------

            Phase 1 Exploration Program                   $ 8,000
            Phase 2 Exploration Program                   $10,000
            Legal & Accounting                            $ 7,000
            TOTAL PROCEEDS TO COMPANY                     $25,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received and all shares are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If necessary, Mr. Cooper, our officer and director, has verbally agreed to loan the company funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement, offering costs, operation expenses and reclamation costs in the event we experience a shortage of funds during exploration and abandon the claims, however, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. We will require the funding from this offering to implement our exploration program.

                         DETERMINATION OF OFFERING PRICE

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately-held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

                                    DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing shareholders.

As of January 31, 2010, the net tangible book value of our shares was $7,401 or $0.002 per share, based upon 3,000,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering, other than that resulting from the sale of the shares and receipt of the total proceeds of $25,000, the net tangible book value of the 5,500,000 shares to be outstanding will be $32,401 or approximately $.006 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder, Donovan L. Cooper, (3,000,000 shares) will be increased by $0.004 per share without any additional investment on his part. The

NET LOSS PER SHARE

Basic loss per share includes no dilution and is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive loss per share reflects the potential dilution of securities that could share in the losses of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The name, age and title of our executive officer/director is as follows:

     Name and Address of Executive
       Officer and/or Director            Age                Position
       -----------------------            ---                --------

   Donovan L. Cooper                      64    President, Secretary, Treasurer
   11255 Tierrasanta Blvd. Unit 78              and Director
   San Diego, CA  92124

Donovan L. Cooper, our officer and director, is also the promoter of Cindisue Mining Corp., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.


Mr. Cooper has had over twenty years of business experience; this includes management as well as marketing. Mr. Cooper has successfully run his own business for over nine years. The Principal business of Mr. Cooper's company is employee benefit insurance. Mr. Cooper will be managing consultants who are experts in the business of the Company and therefore his management experience is foremost. Mr. Cooper will be the majority owner of the Company and therefore has the greatest incentive to make the Company prosperous.


Mr. Cooper has no formal training as a geologist or in the technical or managerial aspects of management of a mineral exploration company. His prior business experiences have primarily been in management and flexible benefit plans and not in the mineral exploration industry. Accordingly, we will have to rely on the technical services of others to advise us on the managerial aspects specifically associated with a mineral exploration company. We do not have any employees who have professional training or experience in the mining industry. We rely on independent geological consultants to make recommendations to us on work programs on our property, to hire appropriately skilled persons on a contract basis to complete work programs and to supervise, review, and report on such programs to us.

TERM OF OFFICE

Directors are appointed to hold office until the next annual meeting of our stockholders or until a successor is elected and qualified, or until they resign or are removed in accordance with the provisions of the Delaware Revised Statutes. Officers are appointed by our Board of Directors and hold office until removed by the Board. The Board of Directors has no nominating, auditing or compensation committees.

SIGNIFICANT EMPLOYEES

We have no significant employees other than our officer and director, Mr. Donovan L. Cooper. Mr. Cooper currently devotes approximately 4-5 hours per week to company matters. After receiving funding per our business plan Mr. Cooper intends to devote as much time as the Board of Directors deem necessary to manage the affairs of the company.

                                                               Amount and Nature      Percentage of
                                                                 of Beneficial           Common
Title of Class     Name and Address of Beneficial Owner            Ownership             Stock(1)
--------------     ------------------------------------            ---------             --------
Common Stock             Donovan L. Cooper, Director               3,000,000               100%
                         11255 Tierrasanta Blvd., Unit 78            Direct
                         San Diego, CA  92124

Common Stock             Officer and/or director as a Group        3,000,000               100%

HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK

----------
(1) A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on January 31, 2010. As of January 31, 2010, there were 3,000,000 shares of our common stock issued and outstanding.

FUTURE SALES BY EXISTING STOCKHOLDERS


A total of 3,000,000 shares have been issued to the existing stockholder, all of which are held by our sole officer/director and are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing six months after their acquisition, provided that the registrant has been subject to the reporting requirements of Section 13 or 15(d) of the Exhange Act for a period of at least 90 days immediately before the sale.


Rule 144(i)(1) states that the Rule 144 safe harbor is not available for the resale of securities "initially issued" by a shell company (other than a business combination related shell company) or an issuer that has "at any time previously" been a shell company (other than a business combination related shell company). Consequently, the Rule 144 safe harbor is not available for the resale of such securities unless and until all of the conditions in Rule 144(i)(2) are satisfied at the time of the proposed sale.

Any sale of shares held by the existing stockholder (after applicable restrictions expire) and/or the sale of shares purchased in this offering (which would be immediately resalable after the offering), may have a depressive effect on the price of our common stock in any market that may develop, of which there can be no assurance.

Our principal shareholder does not have any current plans to sell his shares after this offering is complete.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS